Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime ANNounces AGREEMENT TO SELL THE SUN GLOBE, a supramax vessel

Glyfada, Greece, March 15, 2023 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that, through a wholly owned subsidiary, it has entered into a binding agreement to sell to an unaffiliated third party its 2007-built supramax vessel, of 58,790 dwt, the m/v Sun Globe, for a gross price of US$ 14.1 million before commissions and expenses. The vessel is expected to be delivered to its new owner between May 1, 2023, and May 30, 2023. The sale of the vessel is subject to customary closing conditions and requirements.

Commenting on the sale, Athanasios Feidakis, President and CEO of Globus stated: “This transaction is in line with the Company’s new strategy to eventually divest assets that do not fit in with Company’s commitment to renew its fleet into modern and fuel-efficient vessels.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates, and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257dwt (including m/v Sun Globe) and a weighted average age of 11.4 years as of March 15, 2023. Globus has also entered into three ship building contracts for the construction of three new Ultramax vessels.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr